Exhibit 99.1

VIÑA CONCHA Y TORO ANNOUNCES ITS CONSOLIDATED

SECOND QUARTER 2016 RESULTS

Santiago, Chile, August 25th, 2016 - Viña Concha y Toro S.A. (“The Company” or “Concha y Toro”) (NYSE: VCO, IPSA: Conchatoro), global leading winery and the principal wine producer and exporter of Chile, announced today its consolidated financial results, stated under IFRS, for the second quarter 2016 ended June 30st, 2016.

Highlights 2Q2016 vs 2Q2015

•	Increase of 32.2% of the Net Income totaling Ch$13,248 million, representing an expansion of 130bp in comparison to the second quarter of 2015.

•	Expansion of 226bp in the EBIT Margin, reaching a 12.6% as percentage over sales, figure that represents operating income of Ch$21,825 million.

•	The Operating Income plus depreciation and amortization increased 23.5%, representing an expansion of 170bp, figure that represent 15.5% as percentage over sales.

•	Stands out the performance of Casillero del Diablo, a truly global brand with presence in 147 countries, with higher sales of 12% and 8% in terms of value and volume.

•	Total sales increased by 9.9% totaling Ch$173,292 million in the quarter, highlighting:

-	Export Markets from Chile increased 10.5% in value totaling Ch$116,463 million, driven by a 5.5% of higher commercialized volumes. Stand out the role and performance delivered by distribution subsidiaries of the Company.

o	Asian markets presented an increase of 18% in cases, driven by increases in China (+64%), Japan (+12%) and Australia (+114%).
o	The Canadian market registered higher sales of 23% in cases, positively impacted by higher sales of Casillero del Diablo (+64%) Frontera (+20%) and Cono Sur’s brands (+15%)
o	UK contributed with a 4.8% of growth in volume with outstanding sales of core brands: Casillero del Diablo (+17%), Trivento Reserve (+35%) and Cono Sur Bicicleta (+39%).
o	The Mexican market rose its volumes in 21%, boosted by higher sales of Reservado CyT (+19%), Maipo Blend (+50%) and Casillero del Diablo (+33%).

-	The Chilean domestic market grew a 5.7% in volumes, driven by higher sales of Casillero del Diablo (+15%) and Cono Sur’s Portfolio (30%).

-	Fetzer Vineyards registered higher sales of 12.1% of cases of bottled wine, boosted by higher sales in the domestic market (9.8%) and export markets (35.1%). Fetzer’s core brands Fetzer, Bonterra and 1000 Stories are showing an attractive momentum.

-	Sales in the Argentinean subsidiary, Trivento Bodegas y Viñedos, grew 26% in value and 38.7% in volume, based on positive results in export markets and domestic markets. Trivento has shown a positive performance of its brands in USA, Brazil and Japan.

Osvaldo Solar – Chief Financial Officer

Patricio Garreton - Head of Investor Relations

Tel: (56 2) 2476 5768

conchaytoro-ir@conchaytoro.cl

www.conchaytoro.com

Summary

During the second quarter of 2016, net sales showed an increase of 9.9%, totaling Ch$173,292 million. Higher sales are explained by higher commercialized volumes in most markets and businesses of the Company, in conjunction with a positive effect derived from exchange rate fluctuations.

Keeping trends saw in previous quarters, export and domestic markets from Chile are increasing in two digits growth in value and over mid-single digit growth in volume.

In export markets stand out the performance and dynamism shown by Japan (+12%) and China (+64%) in volumes. In China, the Company has been investing in the category development and the positioning of its premium brands. In same line has been launching new products in order to respond to the growing interest by the market. The Canadian market grew 23% in volumes, driven by an outstanding performance of Casillero del Diablo (64%) and the Cono Sur’s brands (15%). In UK sales increased 4.8% in cases, with a strong performance of core brands: Cono Sur Bicicleta (39%) and Casillero del Diablo (17%). While, in Mexico Sales in volume increased 21%.

In Chile, sales increased 5.7% in volume, highlighting the performance of the premium category with a growth of 17%. Higher sales were exhibited in Concha y Toro’s premium portfolio: Casillero del Diablo (+15%), Marques de Casa Concha (+10%), Trio (+7%), Gran Reserva Serie Ribera (+52%) and Terrunyo (+79%).

In the quarter, stand out the performance of the U.S. subsidiary – Fetzer Vineyards – which registered growth over the U.S. average in the domestic market (+9.8%) as well as in export markets (+35.1%) in cases. After a consolidation and positioning process, Fetzer is presenting an attractive portfolio conformed by brands like Fetzer, Bonterra and the new and innovative Zinfandel 1000 Stories. Fetzer has registered growths for five consecutive quarters.

In Argentina, sales of Trivento Bodegas y Viñedos – the Argentinean subsidiary – increased 26.0% in value and 38.7% in volume. Higher sales are explained by higher commercialized volume in export markets (6.5%) and the domestic market (107.5%). In addition, export sales were positively impacted by the removal of the exchange rate control in December of 2015, giving them the competitiveness lost in the past.

The Operating Income plus Depreciation and Amortization increased 23.5% totaling Ch$26,859 million. The mentioned increase represented an expansion of 170bp and a margin of 15.5% over sales. The improvement is driven by higher commercialized volumes, lower costs, a higher participation of premium categories in the mix of sales, a major dilution of expenses and a positive effect of derived from currencies fluctuations.

Finally, the net income attributable to owners of the company totaled Ch$13,248 million, registering an increase of 32.2% in the quarter and an expansion of 130bp. The figure over sales reached a 7.6%.

Osvaldo Solar – Chief Financial Officer

Patricio Garreton - Head of Investor Relations

Tel: (56 2) 2476 5768

conchaytoro-ir@conchaytoro.cl

www.conchaytoro.com

2

Second Quarter 2016 Results

1.	Consolidated Sales

Consolidated sales increased 9.9% totaling Ch$173,292 million in the quarter. Higher commercialized volumes in each wine businesses unit explain the growth. Additionally, the premiumization of sales and a positive impact from the exchange rate fluctuations contributed to the growth in the quarter. Regarding the premiumization of sales, it is important to highlight the role of Trivento and Fetzer, which were fundamental in the consecution of this achievement due to the dynamism and contribution of their sales. Refer to Table N°1.

Table 1

Total Sales

				Change			Change
Total Sales * (in Ch$ million)		2Q16	2Q15	(%)	6M 2016	6M 2015	(%)
Chile Domestic Market - wine		18,465	16,493	12.0%	32,176	28,811	11.7%
Export markets (1)		116,463	105,419	10.5%	200,818	181,327	10.7%
Argentina Domestic		2,178	1,418	53.6%	2,959	2,505	18.1%
Argentina Exports (2)		5,431	4,621	17.5%	10,281	8,550	20.2%
U.S.A. Domestic		15,193	14,086	7.9%	27,434	24,712	11.0%
U.S.A. Exports (2)		1,592	1,569	1.5%	2,787	2,402	16.0%
Total Wine Operating Segment		159,323	143,606	10.9%	276,455	248,307	11.3%
Chile Domestic Market - new business		12,203	12,043	1.3%	25,891	22,099	17.2%
Other Revenues		1,766	1,961	-9.9%	3,100	3,517	-11.8%
Total Other Operating Segment		13,970	14,004	-0.2%	28,992	25,615	13.2%
Consolidated Sales		173,292	157,610	9.9%	305,447	273,922	11.5%

				Change			Change
Total Volume * (thousand liters)		2Q16	2Q15	(%)	6M 2016	6M 2015	(%)
Chile Domestic Market - wine		19,068	18,037	5.7%	32,703	30,530	7.1%
Export markets (1)		57,623	54,603	5.5%	98,708	92,742	6.4%
Argentina Domestic		2,362	1,138	107.5%	3,488	2,229	56.5%
Argentina Exports (2)		2,587	2,430	6.5%	4,963	4,452	11.5%
U.S.A. Domestic		4,443	4,274	3.9%	7,733	7,641	1.2%
U.S.A. Exports (2)		561	415	35.1%	893	703	27.1%
Total Wine Operating Segment		86,644	80,897	7.1%	148,488	138,297	7.4%
Chile Domestic Market - New Business		5,264	5,336	-1.3%	13,107	11,211	16.9%
Total Other Operating Segment		5,264	5,336	-1.3%	13,107	11,211	16.9%
Consolidated Volume		91,908	86,233	6.6%	161,595	149,508	8.1%

Average Price (per liter)	Currency
Chile Domestic Market - wine	Ch$	968.4	914.4	5.9%	983.9	943.7	4.3%
Export Markets	US$	3.05	3.19	-4.6%	3.03	3.22	-6.0%
Argentina Domestic	US$	1.79	2.07	-13.8%	1.66	1.96	-15.6%
Argentina Exports	US$	3.19	3.34	-4.4%	3.12	3.25	-3.9%
U.S.A. Domestic	US$	5.09	5.52	-7.8%	5.20	5.41	-4.0%
U.S.A. Exports	US$	4.19	6.08	-31.1%	4.56	5.49	-16.9%

(1) Export Volumes include exports to third parties and sales volumes of the company’s distribution subsidiaries (UK, Nordics, Brazil, Singapore, Mexico).

(2) This figure excludes shipments to the company’s distribution subsidiaries.

(*) This figure includes bulk wine sales.

Osvaldo Solar – Chief Financial Officer

Patricio Garreton - Head of Investor Relations

Tel: (56 2) 2476 5768

conchaytoro-ir@conchaytoro.cl

www.conchaytoro.com

3

1.1.	Consolidated Sales in Wine Operating Segment

Consolidated Sales that come from Wine sales increased 10.9% in the second quarter of 2016 driven by higher commercialized volumes, a premiumization of sales, and a positive effect derived from exchange rate fluctuations.

1.1.1.	Export Sales

Export sales from Chile and distribution subsidiaries increased 10.5% to Ch$116,463 million as compared to Ch$105,419 million in 2Q2015. Higher commercialized volumes (+7.1%) drove the increase in sales during the quarter. In addition, Export Sales were beneficiated by a positive effect that came from the FX fluctuations.

In fact, the Chilean peso depreciated against U.S. dollar (9.6%), Euro (12.0%), Swedish crown (12.4%), Sterling pound (2.8%), Norwegian crown (3.0%) and Canadian dollar (4.6%). In the opposite, the Chilean peso appreciated against the Brazilian Real (4.0%), Mexican peso (7.1%) and Argentinean peso (30.9%).

Graph 1

Total Export Bottled Volume by Region

(Considers Exports from Chile, Argentina, Fetzer and Distribution Subsidiaries)

Second Quarter 2016

In the second quarter, most markets showed increasing, highlighting the growth of bottled wine in Canada (20.7%), boosted by the performance of Concha y Toro’s Premium portfolio and Bonterra. In Asia, volumes grew 18.5%, where Frontera (+32%) and Sunrise (+44%) contributed to it, together with new launches in China. In Europe, volumes increased 6.4% highlighting sales of Casillero del Diablo (+16%), Bonterra (+10%), Fetzer (+7%) and Trivento Reserve (29%). South America (+1.9%) and Central America & the Caribbean (+1.2%) registered higher commercialized volumes as well. In the opposite, Africa and U.S. dropped 1.0% and 6.7%, respectively.

Osvaldo Solar – Chief Financial Officer

Patricio Garreton - Head of Investor Relations

Tel: (56 2) 2476 5768

conchaytoro-ir@conchaytoro.cl

www.conchaytoro.com

4

1.1.2.	Domestic Sales, Chile

Domestic wine sales increased 12.0% in value totaling Ch$18,465 million. The commercialized volume grew 5.7% adding 2.1 million cases, while the average sales price rose 5.9% in the quarter.

Premium categories registered an increase of 17.2% in cases, keeping the trend that this market has shown in last years, while Non-Premium categories increased 5.0%. Premium (and above) categories represented 6.9% of the domestic volume and 26.1% of the domestic sales in Chilean pesos.

In terms of market share, the Company reached a 28.0%, being one of the three main wineries in the domestic market (accumulative figure as of June 2016 according to Nielsen)

1.1.3.	Argentinean Operations

Total sales from the Argentine operation (excluding shipments to distribution subsidiaries) registered an increase of 26.0% to Ch$7,609 million as a resultant of higher sales in Export Markets (+17.5%) and domestic market (+53.6%).

In terms of volume, sales in Export Markets grew 6.5% while the Domestic Market strongly increased 107.5%, boosted by non-recurrent sales of bulk wine (84 thousand cases). In the quarter, export sales totaled 287 thousand of cases. Regarding the domestic market, the 2Q2016 totaled sales of 262 thousand of cases.

The average sales price, in U.S. dollars, registered in the domestic market dropped 13.8% reaching US$1.79 per liter during the quarter, impacted by the depreciation of the Argentinean peso. In export markets, the average sales price decreased 4.4% reaching US$3.19 per liter.

1.1.4.	U.S.A (Fetzer)

During the second quarter of 2016, Fetzer’s total sales (excluding shipments to distribution subsidiaries) increased 7.2% totaling Ch$16,785 million, driven by higher sales in export markets as well in domestic market, both in terms of value.

In terms of volume, bottled sales rose 12.1% totaling 551 thousand of nine liter cases in the second quarter. It is important to remark the increase in bottled wine sales in the Domestic Market (+9.8%), where sales registered growth for five consecutive quarters, boosted by the increase in sales of several brands: Fetzer (+5%), Anthony’s Hill (+8%), Little Black dress (+30%), pacific bay (+43%) and the Zinfandel 1000 Stories (+364%). Regarding Export Markets, commercialized volumes collected an increase of 35.1% during the quarter, where sales registered growth for four consecutive quarters. It is important to highlight the growth in brands Bonterra and Fetzer.

Osvaldo Solar – Chief Financial Officer

Patricio Garreton - Head of Investor Relations

Tel: (56 2) 2476 5768

conchaytoro-ir@conchaytoro.cl

www.conchaytoro.com

5

1.2.	Consolidated Sales in Others Operating Segment

Consolidated Sales that come from the Others sales dropped 0.2% during the second quarter of 2016.

1.2.1.	Chilean Domestic Sales - New Business

Domestic sales of new business, carried out by the domestic distribution subsidiary “VCT Chile” (former “Comercial Peumo”), including premium beer; spirits; and energy drinks increased 1.3% totaling Ch$12,203 million. In terms of volume, sales dropped 1.3%, after a historical first quarter of 2016, where sales increased 36% in value and 34% in volume, a scenario that could have been influenced on a base of higher inventories of our customers.

1.2.2.	Other Revenues

Other revenues, comprising fees for bottling services, sales of fruit, among others, decreased 9.9% to Ch$1,766 million, in comparison to the 2Q2015.

2.	Cost of Sales

In the quarter, the total cost of sales increased 7.0% to Ch$106,451 million from Ch$99.501 million in 2Q2015. The cost of sales as a percentage of total sales reached 61.4%, representing an improvement of 170bp in comparison to 2Q2015. The mentioned improvement influenced positively the gross margin reaching 38.6% as percentage over total sales in comparison to the 36.9 % registered in 2Q2015. The lower cost as percentage over sales is explained by a lower wine cost and a dilution of fixed costs over higher volumes.

3.	Selling, General and Administrative Expenses

Selling, General and Administrative Expenses (Distribution costs and Administrative expenses) increased 7.6% to Ch$45,026 million in 2Q2016 compared to Ch$41,380 million in 2Q2015. As a percentage of sales, SG&A reached 26.0%, representing an improvement of 56bp over the figure registered in 2015.

As compared to the first quarter of 2016, where a major investment in brands is need to collect the whole year sales, it can be appreciated a major dilution of expenses over higher commercialized volumes and as a resultant an improvement of expenses as percentage over sales.

4.	Operating Income

In the second quarter, the Operating Income (Gross Profit - Distribution Cost and Administrative Expenses) increased 34.0% totaling Ch$21,815 million in comparison to Ch$16,279 million in 2Q2015. The operating margin as a percentage of sales improved 226bp from 10.3% in 2Q2015, reaching a 12.6% over total sales. The increase is driven by the effects mentioned above, mainly explained by higher commercialized volumes, premiumization of sales, lower cost of wine, a major dilution of expenses and a positive effect derived to exchange rate fluctuations.

Osvaldo Solar – Chief Financial Officer

Patricio Garreton - Head of Investor Relations

Tel: (56 2) 2476 5768

conchaytoro-ir@conchaytoro.cl

www.conchaytoro.com

6

5.	Operating Income plus Depreciation and Amortization

In the quarter, the Operating Income plus Depreciation and Amortization increased 23.5% totaling Ch$26,859 million in comparison to Ch$21,751 million in 2Q2015. The operating income plus depreciation and amortization margin as a percentage of sales reached 15.5%, representing an expansion of 170bp in comparison to the 13.8% in 2Q2015. Higher commercialized volumes, premiumization of sales, lower cost of wine and a positive effect derived from the exchange rate fluctuations, explained the improvement in margins during the quarter.

6.	Other Results by Function

The Other Results by Function (Other Income, Other Expenses, Financial Income, Financial Expenses, Participation of Associates, Exchange Differences and Expenses by Adjustment Units) registered a loss of Ch$3,544 million in comparison to the loss of Ch$1,815 registered in 2Q2015.

Financial expenses registered a decrease of 0.1% totaling Ch$2,377 million in the quarter, in comparison to the Ch$2,380 million obtained during the same period of 2015.

As of June 30th, 2016, Net Financial Debt1 amounted to Ch$204,277 million, representing a decrease of Ch$23,112 million as compared to the Net Financial Debt as of June 30th, 2015.

7.	Net Income and Earnings per Share (EPS)

Finally, the Net Income totaled Ch$13,248 million, registering an increase of 32.2% in the quarter. The figure over sales reached 7.6%, representing an expansion of 130bp. Based on 747,005,982 weighted average shares, Concha y Toro’s earnings totaled Ch$17.7 per share in comparison to Ch$13.4 registered during the 2Q2015.

1 Net Financial Debt: Other current financial liabilities + Other non-current financial liabilities - Cash and cash equivalents - Derivatives.

Osvaldo Solar – Chief Financial Officer

Patricio Garreton - Head of Investor Relations

Tel: (56 2) 2476 5768

conchaytoro-ir@conchaytoro.cl

www.conchaytoro.com

7

Six Month 2016 Results

1.	Consolidated Sales

Consolidated sales increased 11.5% totaling Ch$305.447 million in the first six months of 2016. Higher commercialized volumes in each wine business unit explain the growth. Additionally, the premiumization of sales and a positive impact from the exchange rate fluctuations contributed to the growth in the quarter. Regarding the premiumization of sales, it is important to highlight the role of Trivento and Fetzer, which were fundamental in the consecution of this achievement due to the dynamism and contribution of their sales.

1.1.	Consolidated Sales in Wine Operating Segment

Consolidated Sales that come from Wine sales increased 11.3% in the first semester of 2016 driven by higher commercialized volumes, a premiumization of sales, and a positive effect derived from exchange rate fluctuations, highlighting the growth in export market from Chile and U.S. export and domestic markets.

1.1.1.	Export Sales

Export sales from Chile and distribution subsidiaries increased 10.7% to Ch$200,818 million as compared to Ch$181,327 million in 2015. Higher commercialized volumes (+7.3%) drove the increase in sales during the 2016. In addition, Export Sales were beneficiated by a positive effect that came from the FX fluctuations.

In fact, the Chilean peso depreciated against U.S. dollar (10.9%), Euro (11.1%), Swedish crown (11.6%), Sterling pound (4.4%), Norwegian crown (2.0%) and Canadian dollar (3.0%). In the opposite, the Chilean peso appreciated against the Brazilian Real (11.1%), Mexican peso (7.0%) and Argentinean peso (31.8%).

Graph 2

Total Export Bottled Volume by Region

(Considers Exports from Chile, Argentina, Fetzer and Distribution Subsidiaries)

Six Month 2016

Osvaldo Solar – Chief Financial Officer

Patricio Garreton - Head of Investor Relations

Tel: (56 2) 2476 5768

conchaytoro-ir@conchaytoro.cl

www.conchaytoro.com

8

In the first half of 2016, most markets showed increasing, highlighting the growth of bottled wine in Asia (25.2%), boosted by the performance in China (+114%), Japan (+7%) and Australia (+184%), as a resultant of higher sales of Casillero del Diablo (+35%), Frontera (+32%), Sunrise (+44%) and new launches in China. In Canada, volumes grew 13.7%, driven by the performance of Casillero del Diablo, Cono Sur Bicicleta, Cono Sur Orgánico and Bonterra. In Europe, volumes increased 7.1% highlighting sales of Casillero del Diablo (+19%), Frontera (+17%), Trivento Reserve (+61%) and Bonterra (+21%). South America (5.8%) and Central America & the Caribbean (9.1%) registered higher commercialized volumes as well. Africa remained flat and U.S. dropped 7.5%.

1.1.2.	Domestic Sales, Chile

Domestic wine sales increased 11.7% in value totaling Ch$32,176 million. The commercialized volume grew 7.1% adding 3.6 million cases, while the average sales price rise 4.3% in the semester.

Premium categories registered an increase of 16.9% in cases, keeping the trend that this market has shown in last years, while the Non-Premium categories increased 6.4%. Premium (and above) categories represented 7.6% of the domestic volume and 28.1% of the domestic sales in Chilean pesos.

In terms of market share, the Company reached a 28.0%, being one of the three main wineries in the domestic market (accumulative figure as of June 2016 according to Nielsen)

1.1.3.	Argentinean Operations

Total sales from the Argentine operation (excluding shipments to distribution subsidiaries) registered an increase of 19.8% to Ch$13,240 million as a resultant of higher sales in Export Markets (20.2%) and domestic market (18.1%).

In terms of volume, sales in Export Markets grew 11.5% while the Domestic Market increased 56.5%. In the first half of 2016, export sales totaled 551 thousand of cases. Regarding the domestic market, sales totaled 388 thousand of cases.

The average sales price, in U.S. dollar terms, registered in the domestic market dropped 15.6% reaching US$1.66 per liter during 2016, impacted by the depreciation of the Argentinean peso. In export markets, the average sales price decreased 3.9% reaching US$3.12 per liter.

1.1.4.	U.S.A (Fetzer)

In the first six months of 2016, Fetzer’s total sales (excluding shipments to distribution subsidiaries) increased 11.5% totaling Ch$30,221 million, driven by higher sales in export markets as well in domestic market, both in terms of value.

Osvaldo Solar – Chief Financial Officer

Patricio Garreton - Head of Investor Relations

Tel: (56 2) 2476 5768

conchaytoro-ir@conchaytoro.cl

www.conchaytoro.com

9

In terms of volume, bottled sales rise 10.8% totaling 951 thousand of cases in 2016. It is important to remark the increase in bottled wine sales in the Domestic Market (+9.1%), where sales registered growth for five consecutive quarters, boosted by sales of several brands: Bonterra (+3%), Anthony’s Hill (+14%), Little Black dress (+3%), Pacific Bay (+15%) and the Zinfandel 1000 Stories (+372%). Regarding Export Markets, commercialized volumes collected an increase of 27.1% during the semester, where sales registered growth for four consecutive quarters. It is important to highlight the growth in brands Bonterra and Fetzer.

1.2.	Consolidated Sales in Others Operating Segment

Consolidated Sales that come from the Others sales increased 13.2% during 2016, derived from the growth of the distribution of spirits, beers, energy drinks and mineral water.

1.2.1.	Chilean Domestic Sales - New Business

Domestic sales of new business, carried out by the domestic distribution subsidiary “VCT Chile” (former “Comercial Peumo”), including premium beer; spirits; and energy drinks increased 17.2% totaling Ch$25,891 million. In terms of volume, sales grew 16.9% totaling 13.1 million liters.

1.2.2.	Other Revenues

Other revenues, comprising fees for bottling services, sales of fruit, among others, decreased 11.8% to Ch$3,100 million, in comparison to 2015.

2.	Cost of Sales

During the first half of 2016, total costs increased 8.5% to Ch$187,971 million from Ch$173,321 million in 2015. The cost of sales as a percentage of total sales reached 61.5%, representing an improvement of 173bp in comparison to last year. The mentioned improvement influenced positively the gross margin reaching 38.5% as percentage over total sales in comparison to the 36.7% registered in 2015. The lower cost as percentage over sales is explained by a lower wine cost and a dilution of fixed costs over higher volumes.

3.	Selling, General and Administrative Expenses

Selling, General and Administrative Expenses (Distribution costs and Administrative expenses) increased 11.6% to Ch$83,509 million in 2016 compared to Ch$74,831 million in 2015. As a percentage of sales, SG&A reached 27.3%.

4.	Operating Income

In the first half of 2016, the Operating Income (Gross Profit - Distribution Cost and Administrative Expenses) increased 31.8% totaling Ch$33,967 million in comparison to Ch$25,770 million in 2015. The operating margin as a percentage of sales improved 171bp from 9.4% in 2015, reaching a 11.1% over total sales. The increase is driven by the effects mentioned above, mainly explained by higher commercialized volumes, premiumization of sales, lower cost of wine and a positive effect derived to exchange rate fluctuations.

Osvaldo Solar – Chief Financial Officer

Patricio Garreton - Head of Investor Relations

Tel: (56 2) 2476 5768

conchaytoro-ir@conchaytoro.cl

www.conchaytoro.com

10

5.	Operating Income plus Depreciation and Amortization

In the first semester of 2016, the Operating Income plus Depreciation and Amortization increased 22.3% totaling Ch$43,713 million in comparison to Ch$35,754 million in 2015. The operating income plus depreciation and amortization margin as a percentage of sales reached 14.3%, representing an expansion of 126bp in comparison to the 13.1% in 2015. Higher commercialized volumes, premiumization of sales, lower cost of wine and a positive effect derived from the exchange rate fluctuations, explained the improvement in margins during the year.

6.	Other Results by Function

The Other Results by Function (Other Income, Other Expenses, Financial Income, Financial Expenses, Participation of Associates, Exchange Differences and Expenses by Adjustment Units) registered a loss of Ch$4,970 million in comparison to the loss of Ch$3,110 registered in 2015.

Financial expenses registered a decrease of 3.7% totaling Ch$4,772 million in 2016, in comparison to the Ch$4,956 million obtained during the same period of 2015.

As of June 30th, 2016, Net Financial Debt2 amounted to Ch$204,277 million, representing a decrease of Ch$23,112 million as compared to the Net Financial Debt as of June 30th, 2015.

7.	Net Income and Earnings per Share (EPS)

Finally, the Net Income totaled Ch$20,545 million, registering an increase of 29.3% in 2016. The figure over sales reached 6.7%, representing an expansion of 93bp. Based on 747,005,982 weighted average shares, Concha y Toro’s earnings totaled Ch$27.5 per share in comparison to Ch$21.3 registered during 2015.

2 Net Financial Debt: Other current financial liabilities + Other non-current financial liabilities - Cash and cash equivalents - Derivatives.

Osvaldo Solar – Chief Financial Officer

Patricio Garreton - Head of Investor Relations

Tel: (56 2) 2476 5768

conchaytoro-ir@conchaytoro.cl

www.conchaytoro.com

11

Balance Sheet

Assets

As of June 30th, 2016, Viña Concha y Toro consolidated assets totaled Ch$986,534 million, representing an increase of 2.1% in comparison to June 30th, 2015, mainly due to a higher level of Inventories and Account Receivables.

Liabilities

As of June 30th, 2016, Net Financial Debt3 amounted to Ch$204,277 million, representing a decrease of Ch$23,112 million as compared to the Net Financial Debt as of June 30th, 2015.

* * * * *

About Viña Concha y Toro

Viña Concha y Toro is South America’s leading wine producer whose products are distributed in 147 countries. Founded in 1883 by Don Melchor Concha y Toro, the Company produces and markets fine wines under the labels: Don Melchor, Amelia, Terrunyo, Marqués de Casa Concha, Trio, Casillero del Diablo, Sunrise and Frontera. The Company cultivates around 9,341 hectares of vineyards in Chile; 1,142 hectares in Argentina and 469 in the U.S (As of June 30th, 2016).

Viña Concha y Toro has been listed on the Santiago Stock Exchange since 1933 under the ticker symbol “Conchatoro”. In 1994, it became the first winery in the world to be listed on the New York Stock Exchange, under the ticker symbol “VCO”. The Company has 3,659 employees and is headquartered in Santiago, Chile (As of June 30th, 2016).

Forward Looking Statements

This press release may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of the Company and certain plans and objectives of the Company with respect to these items. Forward-looking statements may be identified by the use of words such as “anticipate”, “continue”, “estimate”, “expect”, “intend”, “may”, “believe” and similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that occur in the future. There are a number of factors that could cause results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include: levels of consumer spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by the Company and its competitors, raw materials costs, future exchange and interest rates, as well as other risk factors referred in the Company’s filings with the Securities and Exchange Commission.

3 Net Financial Debt: Other current financial liabilities + Other non-current financial liabilities - Cash and cash equivalents - Derivatives.

Osvaldo Solar – Chief Financial Officer

Patricio Garreton - Head of Investor Relations

Tel: (56 2) 2476 5768

conchaytoro-ir@conchaytoro.cl

www.conchaytoro.com

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Viña Concha y Toro S.A.

Consolidated Income Statement

In thousand Chilean pesos

	2Q2016	2Q2015	Change	6M 2016	6M 2015	Change
STATEMENT OF INCOME BY FUNCTION	Th. Ch$	Th. Ch$	%	Th. Ch$	Th. Ch$	%
Income from ordinary activities	173,292,158	157,610,082	9.9%	305,446,760	273,921,992	11.5%
Cost of sales	(106,451,088)	(99,501,439)	7.0%	(187,970,759)	(173,320,640)	8.5%

Gross Profit	66,841,070	58,108,643	15.0%	117,476,001	100,601,352	16.8%

Other income by function	380,157	586,916	-35.2%	606,305	771,631	-21.4%
Distribution costs	(36,030,505)	(32,527,503)	10.8%	(66,213,844)	(57,839,824)	14.5%
Administrative expenses	(8,995,774)	(9,302,114)	-3.3%	(17,295,514)	(16,991,248)	1.8%
Other expenses by function	(625,854)	(735,491)	-14.9%	(880,893)	(945,015)	-6.8%
Financial income	175,913	152,844	15.1%	547,137	420,671	30.1%
Financial expenses	(2,376,920)	(2,380,442)	-0.1%	(4,771,885)	(4,955,653)	-3.7%
Participation in income (loss) of
associates and joint-ventures recorded	(515,715)	406,395	-226.9%	132,436	958,000	-86.2%
using the equity method
Exchange differences	(660,454)	571,603	-215.5%	(666,796)	1,063,060	-162.7%
Income/expense by adjustment units	78,793	(416,589)	-118.9%	63,354	(422,494)	-115.0%

Income before tax	18,270,711	14,464,262	26.3%	28,996,301	22,660,480	28.0%
Income tax expense	(4,912,310)	(4,303,499)	14.1%	(8,197,439)	(6,542,750)	25.3%
Net Income	13,358,401	10,160,763	31.5%	20,798,862	16,117,730	29.0%

Net income attributable to owners of the company	13,247,900	10,009,773	32.3%	20,545,152	15,888,149	29.3%
Net income attributable to non-controling interests	110,501	150,990	-26.8%	253,710	229,581	10.5%
Operating Income plus Depreciation and Amortization	26,859,054	21,751,311	23.5%	43,713,230	35,754,456	22.3%
Gross Revenue	66,841,070	58,108,643	15.0%	117,476,001	100,601,352	16.8%
Distribution costs	(36,030,505)	(32,527,503)	10.8%	(66,213,844)	(57,839,824)	14.5%
Administrative expenses	(8,995,774)	(9,302,114)	-3.3%	(17,295,514)	(16,991,248)	1.8%
Depreciation	4,908,305	5,204,262	-5.7%	9,326,755	9,452,076	-1.3%
Amortization	135,958	268,023	-49.3%	419,832	532,100	-21.1%

Osvaldo Solar – Chief Financial Officer

Patricio Garreton - Head of Investor Relations

Tel: (56 2) 2476 5768

conchaytoro-ir@conchaytoro.cl

www.conchaytoro.com

13

Viña Concha y Toro S.A.

Consolidated Balance Sheet

In thousand Chilean pesos

	As of	As of
	June 30, 2016	June 30, 2015
Assets

Cash and cash equivalents	15,250,051	16,231,551
Inventories	287,638,250	280,617,086
Accounts receivable	174,798,053	161,085,771
Biological current assets	4,676,497	5,253,521
Other current assets	27,188,074	39,947,439
Total current assets	509,550,925	503,135,368

Property, plant & equipment, net	347,839,009	343,482,876
Investments accounted for using the equity method	21,627,936	22,101,569
Other non current assets	107,515,742	97,663,500
Total non current assets	476,982,687	463,247,945
Total assets	986,533,612	966,383,313

Liabilities
Other current financial liabilities	127,895,285	71,510,558
Other current liabilities	196,649,096	182,560,123
Total current liabilities	324,544,381	254,070,681

Other non-current financial liabilities	119,727,112	217,409,005
Other non current liabilities	52,204,791	48,473,026
Total non current liabilities	171,931,903	265,882,031

Total Liabilities	496,476,284	519,952,712

Equity
Issued capital	84,178,790	84,178,790
Accumulated Profits/(losses)	405,670,849	371,787,223
Other reserves	-1,471,059	-10,824,437
Net equity attributable to parent comp. shareholders	488,378,580	445,141,576
Non-controlling interest	1,678,748	1,289,025
Total Equity	490,057,328	446,430,601
Total liabilities and Equity	986,533,612	966,383,313

Osvaldo Solar – Chief Financial Officer

Patricio Garreton - Head of Investor Relations

Tel: (56 2) 2476 5768

conchaytoro-ir@conchaytoro.cl

www.conchaytoro.com

14